EXHIBIT 12

                           FOSTER WHEELER CORPORATION

 STATEMENT OF COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND
        COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDEND REQUIREMENTS
                                    ($000'S)


                                              FISCAL YEAR

                                         2000          1999             1998          1997          1996
                                         ----          ----             ----          ----          ----

EARNINGS/(LOSS):
Net Earnings\(Loss) ...............   $  39,494       $(143,635)      $ (31,506)   $   5,624    $  82,240
Taxes on Income ...................      16,529         (46,891)         79,295       13,892       44,626
Total Fixed Charges ...............      95,973          94,036          88,994       84,541       74,002
Capitalized Interest ..............        (151)         (4,643)         (9,749)     (10,379)      (6,362)
Capitalized Interest Amortized ....       2,416           2,184           2,265        2,184        2,528
Equity Earnings of non-consolidated
    affiliated companies accounted
    for by the equity method, net
    of dividends ..................      (8,882)        (11,002)         (7,869)      (9,796)      (1,474)
                                      ---------       ---------       ---------    ---------    ---------
                                      $ 145,379       $(109,951)      $ 121,430    $  86,066    $ 195,560
                                      =========       =========       =========    =========    =========

FIXED CHARGES:
Interest Expense ..................   $  83,254(1)    $  70,213(1)    $  62,535    $  54,675    $  54,940
Capitalized Interest ..............         151           4,643           9,749       10,379        6,362
Imputed Interest on non-capitalized
    lease payment .................      12,568          19,180          16,710       19,487       12,700
                                      ---------       ---------       ---------    ---------    ---------
                                      $  95,973       $  94,036       $  88,994    $  84,541    $  74,002
                                      =========       =========       =========    =========    =========

Ratio of Earnings to Fixed Charges         1.51            -- (2)         1.36         1.02          2.64
                                      =========       =========       =========    =========    =========



*There were no preferred shares outstanding during any of the periods indicated and therefore the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for each period indicated.


(1) Includes in 2000 and 1999, dividends on preferred security of $15,750 and $15,181, respectively.
(2) Earnings are inadequate to cover fixed charges. The coverage deficiency is $203,987.